Exhibit 1

NXP Semiconductors Reports Third Quarter 2016 Results

Q3 2016
Revenue	$2.469 billion
GAAP Gross margin	48.0%
GAAP Operating margin	7.0%
Non-GAAP Gross margin	50.5%
Non-GAAP Operating margin	28.0%

EINDHOVEN, THE NETHERLANDS, October 27, 2016 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the third quarter 2016, ended October 2, 2016, and provided guidance for the fourth quarter of 2016.

“NXP delivered very good results for the third quarter of 2016, with revenue at $2.47 billion, an increase of 62 percent year on year, an increase of four percent versus the prior quarter and essentially in-line with the mid-point of our guidance. HPMS segment revenue was $2.1 billion, an increase of 80 percent year on year, and an increase of approximately four percent from the prior quarter. Standard Product segment revenue was $320 million, a decrease of two percent year on year and an increase of six percent from the prior quarter. Our GAAP diluted income per share was $0.26 because of positive fall through on incrementally higher revenue, improved operational execution and strong operating expense control. We generated $718 million in operating cash flow during the quarter, and invested $98 million in net capex, resulting in non-GAAP free cash flow of $620 million, or 25 percent of revenue. During the quarter, we returned cash to shareholders, by repurchasing $555 million or approximately 6.5 million shares of our stock,” said Richard Clemmer, NXP Chief Executive Officer.

“On a comparable basis, taking into account the Freescale merger and product line divestures, total revenue was down approximately three percent year on year, notwithstanding our Automotive operating segment which delivered five percent year on year comparable growth. We believe we have begun to see incremental positive trends in most of our businesses with comparable sequential revenue up over four percent into the third quarter.

“In summary, I am pleased with the progress we continue to achieve, our efforts relative to the merger integration and targeted synergy capture continues to be very positive. Customer feedback on the benefits the combined portfolio can deliver are very encouraging, and we believe we are ideally positioned to achieve our long term goals,” said Clemmer.

Summary of Reported Third Quarter 2016 Results ($ millions, unaudited)

	Q3 2016	Q2 2016	Q3 2015	Q - Q	Y - Y
Total Revenue	$2,469	$2,365	$1,522	4.4%	62.2%
GAAP Gross Profit	$1,184	$1,099	$740	7.7%	60.0%
Gross Profit Adjustments (1)	$(63)	$(84)	$(8)
Non-GAAP Gross Profit	$1,247	$1,183	$748	5.4%	66.7%
GAAP Gross Margin	48.0%	46.5%	48.6%
Non-GAAP Gross Margin	50.5%	50.0%	49.1%
GAAP Operating Income / (Loss)	$174	$(26)	$375	NM	-53.6%
Operating Income Adjustments (1)	(517)	(632)	(74)
Non-GAAP Operating Income	$691	$606	$449	14.0%	53.9%
GAAP Operating Margin	7.0%	-1.1%	24.6%
Non-GAAP Operating Margin	28.0%	25.6%	29.5%

(1)	Please see “Non-GAAP Financial Measures” on page 4 of this release

Additional Information for the Third Quarter 2016:

•	In recent months the U.S. Securities and Exchange Commission (“SEC”) has increased its focus on the general use of non-GAAP financial metrics and reporting by U.S. listed companies. In May 2016, the SEC issued new and revised Compliance & Disclosure Interpretations that relate to the reporting of non-GAAP financial measures by all U.S. listed companies (www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm ). As a result, NXP has re-evaluated its use of non-GAAP financial information, to ensure that when used in conjunction with its reported GAAP results, its non-GAAP financial information provides a clear reflection of the underlying operational performance of NXP. Starting for the third quarter of 2016, NXP will limit its forward guidance to the following GAAP financial information; Revenue, Gross Profit, Operating Income, Financial Income and Expense, Non-Controlling Interest and Net Cash Paid for Income Taxes. In addition, NXP will limit the non-GAAP financial measures in its forward guidance and subsequent results to non-GAAP Gross Profit, non-GAAP Operating Income, and non-GAAP Financial Income and Expense.

•	On September 22, 2016 NXP refinanced its $1,440 million Term Loan F, due 2020 to a rate of Libor + 2.50%, without a floor from Libor + 3.00% with a 75 basis-point floor. The principle amount did not change.

•	On August 11, 2016 NXP issued a $1,000 million aggregate principle amount of 3.875% senior unsecured notes due 2022. NXP used the proceeds from the offering, together with cash on hand to redeem the remaining $960 million aggregate principle amount of outstanding senior secured notes due 2022, and to pay certain related financing costs.

•	On August 1, 2016, NXP issued a $500 million aggregate principle amount of 4.125% senior unsecured notes, as a tap issue to its existing 2021 senior notes. NXP used the proceeds from the offering to redeem the remaining $200 million aggregate principle amount of outstanding senior secured notes due 2016, and used the remainder of the proceeds for general corporate purposes.

•	On August 8, 2016, NXP acquired certain mobile transaction assets and design engineers to complement our existing efforts. With this transaction, NXP reinforces its capabilities with a skilled engineering team focused on mobile applications.

•	In the third quarter of 2016, SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported third quarter 2016 operating income of $41 million, EBITDA of $55 million and a closing cash balance of $275 million. During the quarter SSMC paid a previously announced dividend of $325 million.

•	In third quarter of 2016, utilization in the combined NXP wafer-fabs averaged 93 percent.

•	During the third quarter of 2016, NXP repurchased approximately 6.5 million shares for a total cost of approximately $555 million. Weighted average number of diluted shares (after deduction of treasury shares) for the three month period ended October 2, 2016 was 344.4 million.

•	In the third quarter of 2016 net cash paid for interest was $57 million and net cash paid for income taxes was $19 million.

Supplemental Information ($ millions, unaudited) (1, 2, 3, 4)

	Q3 2016	Q2 2016	Q3 2015		Q3 2016 Reported		Q3 2016 Combined Adj. Revenue
	As Reported	As Reported	As Reported	Combined Adj. Revenue	Q-Q	Y-Y	Q - Q	Y-Y
Automotive	$853	$858	$308	$811	-1%	177%	-1%	5%
Secure Identificantion Solutions (SIS)	$178	$200	$269	$269	-11%	-34%	-11%	-34%
Secure Connected Devices (SCD)	$592	$514	$317	$623	15%	87%	15%	-5%
Secure Interface & Infrastructure (SI&I)	$476	$442	$270	$485	8%	76%	8%	-2%

High Performance Mixed Signal (HPMS)	$2,099	$2,014	$1,164	$2,188	4%	80%	4%	-4%
Standard Products (STDP)	$320	$303	$325	$323	6%	-2%	6%	-1%

Product Revenue	$2,419	$2,317	$1,489	$2,511	4%	62%	4%	-4%
Corporate & Other	$50	$48	$33	$40	4%	52%	4%	25%

Total Revenue	$2,469	$2,365	$1,522	$2,551	4%	62%	4%	-3%

Note:

1.	As a result of the Freescale Semiconductor (“Freescale”) Merger, NXP has included previously reported Freescale product group revenue into its various existing High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. As of the fourth quarter 2015, the NXP HPMS business lines include the following (1) Automotive, which includes revenue from Freescale’s Automotive MCU and Analog & Sensor product groups; (2) Secure Connected Devices, which includes revenue from Freescale’s Microcontroller product group; and (3) Secure Interface & Infrastructure, previously known as Secure Interface & Power which includes revenue from Freescale’s Digital Networking and RF product groups. Additionally, certain portions of Freescale’s Analog & Sensor product group and Other revenue is apportioned to various NXP business lines consistent with NXP’s prior product and revenue classification approach, this included product-functionality alignment as well as intellectual property (IP) sales and licensing revenue.
2.	The preceding table sets forth our unaudited combined adjusted quarterly financial information, including estimates of segment and relative business line allocations, for the three month period ended October 4, 2015 in addition to the as reported information for the three month periods ended October 2, 2016, July 3, 2016, and October 4, 2015. This combined adjusted financial information has been derived from the audited consolidated financial statements of NXP for the years ended December 31, 2015 and the unaudited condensed consolidated financial statements of Freescale for the period ended October 2, 2015. In each case, we have excluded revenue generated in our RF Power business, which was divested in connection with the closing of the Freescale Merger on December 7, 2015, and our Bi-Polar business, which was divested on November 9, 2015 but have not otherwise made adjustments to the historical figures. In addition, the preceding information does not give effect to the financial impact on our statement of operations for any other acquisitions or divestitures made by NXP or Freescale during the periods presented.

The unaudited combined adjusted financial information and segment allocation in the preceding table represent NXP management’s current estimate of the combined financial information based on historical financial information of NXP and Freescale. This unaudited combined adjusted financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s results of operations actually would have been had the Freescale Merger been completed as of the dates indicated. In addition, the unaudited combined adjusted financial information does not purport to project the future financial position or results of operations of the combined company and do not reflect synergies that might be achieved from the combined operations.

The unaudited combined adjusted financial information in the preceding table has not been prepared in accordance with the requirements of Regulation S-X of the U.S. Securities Act or US GAAP. Neither the assumptions underlying the adjustments nor the resulting adjusted financial information have been audited or reviewed in accordance with any generally accepted auditing standards. The information presented should be read in conjunction with the historical consolidated financial statements of NXP and Freescale, which are filed with the SEC.

3.	Combined adjusted revenue is the combined consolidated revenue of NXP and Freescale for each of the quarterly periods presented. The information excludes the divestment of previously announced business and the creation of joint-ventures. The unaudited adjusted financial information has been prepared for comparative purposes only and does not purport to be indicative of the revenue performance that would have been achieved had the acquisition taken place at the beginning of the periods shown. In addition, this information is not intended to be a projection of future results from the combined operations.
4.	Combined adjusted product revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding

Guidance for the Fourth Quarter 2016: ($ millions) (1)

	Low	GAAP Mid	High	Reconciliation	Low	non-GAAP Mid	High
Product Revenue	$2,339	$2,388	$2,437		$2,339	$2,388	$2,437
Q-Q	-3%	-1%	1%		-3%	-1%	1%
Other Revenue	$51	$52	$53		$51	$52	$53

Total Revenue	$2,390	$2,440	$2,490		$2,390	$2,440	$2,490
Q-Q	-3%	-1%	1%		-3%	-1%	1%
Gross Profit	$1,135	$1,168	$1,199	$(70)	$1,205	$1,238	$1,269
Gross Margin	47.5%	47.9%	48.2%		50.4%	50.7%	51.0%
Operating Income (loss)	$104	$126	$147	$(564)	$668	$690	$711
Operating Margin	4.4%	5.2%	5.9%		28.0%	28.3%	28.6%
Financial income (expense)	$(100)	$(100)	$(100)	$(14)	$(86)	$(86)	$(86)

Note (1) Additional Information:

1.	GAAP Gross Profit includes Purchase Price Accounting (“PPA”) effects, ($65 million); Restructuring, ($8 million); Stock Based Compensation, ($11 million); Other Incidentals, $ 14 million;
2.	GAAP Operating Profit includes PPA effects, ($440 million); Restructuring, ($31 million); Stock Based Compensation, ($78 million); Merger related costs ($25 million); Other Incidentals, $10 million;
3.	GAAP Financial Income (expense) includes, Other financial expense ($14 million);
4.	Net cash paid for income taxes is expected to be approximately ($21 million);
5.	Non-controlling interest is expected to be approximately ($18 million).

NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. Please note, the guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Non-GAAP Financial Measures” below. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances.

Non-GAAP Financial Measures

In managing NXP’s business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting NXP’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses and share-based compensation expense, which may obscure trends in NXP’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in NXP’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).” Please refer to the NXP Historic Financial Model file found on the Financial Information page of the Investor Relations section of our website at www.nxp.com/investor for additional information related to our rationale for using these non-GAAP financial measures, as well as the impact of these measures on the presentation of NXP’s operations.

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Amortization of acquisition-related intangible assets, (vi) Other income, (vii) Operating income (loss), (viii) Operating margin, (ix) Financial Income (expense), (x) EBITDA, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xi) non-GAAP free cash flow and free cash flow as a percent of Revenue. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, non-cash interest expense on convertible notes, extinguishment of debt, changes in the fair value of the warrant liability prior to January 1, 2016 and foreign exchange gains and losses.

Conference Call and Webcast Information

NXP will host a conference call on October 27, 2016 at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time) to discuss its third quarter 2016 results and provide an outlook for the fourth quarter of 2016.

Interested parties may join the conference call by dialing 1 – 888 – 603 – 7644 (within the U.S.) or 1 – 484 – 747 - 6631 (outside of the U.S.). The participant pass-code is 93617305. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has 44,000 employees in more than 35 countries and posted revenue of $6.1 billion in 2015. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	October 2, 2016	July 3, 2016	October 4, 2015
Revenue	$2,469	$2,365	$1,522
Cost of revenue	(1,285)	(1,266)	(782)

Gross profit	1,184	1,099	740
Research and development	(379)	(416)	(178)
Selling, general and administrative	(270)	(283)	(162)
Amortization of acquisition-related intangible assets	(361)	(436)	(29)

Total operating expenses	(1,010)	(1,135)	(369)
Other income (expense)	—	10	4

Operating income (loss)	174	(26)	375
Financial income (expense):
Extinguishment of debt	(6)	(23)	—
Other financial income (expense)	(109)	(103)	16

Income (loss) before taxes	59	(152)	391
Benefit (provision) for income taxes	44	152	(15)
Results relating to equity-accounted investees	5	1	3

Net income (loss)	108	1	379
Less: Net income (loss) attributable to non-controlling interests	17	14	18

Net income (loss) attributable to stockholders	91	(13)	361
Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
Basic	$0.27	$(0.04)	$1.56
Diluted	$0.26	$(0.04)	$1.49

Weighted average number of shares of common stock outstanding during the period (in thousands):
Basic	335,858	341,299	231,545
Diluted	344,365	341,299	242,122

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	October 2, 2016		July 3, 2016	October 4, 2015
Current assets:
Cash and cash equivalents	$1,569		$1,335	$2,492
Accounts receivable, net	1,157		1,085	611
Assets held for sale	1,092	(1)	1,101	356
Inventories, net	1,141		1,167	751
Other current assets	244		251	189

Total current assets	5,203		4,939	4,399

Non-current assets:
Other non-current assets	657		519	451
Property, plant and equipment, net	2,366		2,403	1,097
Identified intangible assets, net	7,656		7,847	465
Goodwill	8,910		8,873	1,838

Total non-current assets	19,589		19,642	3,851

Total assets	24,792		24,581	8,250

Current liabilities:
Accounts payable	889		873	736
Liabilities held for sale	182	(2)	155	8
Restructuring liabilities-current	159		193	21
Accrued liabilities	712		749	480
Short-term debt	621		622	532

Total current liabilities	2,563		2,592	1,777

Non-current liabilities:
Long-term debt	8,761		8,272	4,518
Restructuring liabilities	28		30	3
Deferred tax liabilities	1,810		1,867	72
Other non-current liabilities	876		751	723

Total non-current liabilities	11,475		10,920	5,316

Non-controlling interests	204		188	268
Stockholders’ equity	10,550		10,881	889

Total equity	10,754		11,069	1,157

Total liabilities and equity	24,792		24,581	8,250

Notes:

(1)	Assets held for sale is comprised of - Trade accounts receivable, net $2 million, Other assets, net $27 million, Inventories, net $213 million, Property, plant and equipment, net $367 million, Identified intangible assets, net $140 million and Goodwill $343 million.
(2)	Liabilities held for sale is comprised of - Accounts payable $96 million, Accrued liabilities and other liabilities $86 million.

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	October 2, 2016	July 3, 2016	October 4, 2015
Cash Flows from operating activities
Net income (loss)	$108	$1	$379
Adjustments to reconcile net income (loss):
Depreciation and amortization	526	620	94
Stock-based compensation	77	80	34
Excess tax benefits from share-based compensation plans	(1)	(1)	—
Change in fair value of warrant liability	—	—	(67)
Amortization of discount on debt	9	7	9
Amortization of debt issuance costs	3	4	—
Net (gain) loss on sale of assets	—	(11)	(4)
Loss (gain) on extinguishment of debt	6	23	—
Results relating to equity accounted investees	(5)	(1)	(3)
Changes in deferred taxes	(64)	(171)	4
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(57)	(61)	(96)
(Increase) decrease in inventories	57	46	(5)
Increase (decrease) in accounts payable and accrued liabilities	50	(120)	(5)
Decrease (Increase) in other non-current assets	(4)	(1)	1
Exchange differences	4	4	(6)
Other items	9	15	5

Net cash provided by (used for) operating activities	718	434	340

Cash flows from investing activities:
Purchase of identified intangible assets	(9)	(7)	(1)
Capital expenditures on property, plant and equipment	(99)	(71)	(78)
Proceeds from disposals of property, plant and equipment	1	—	4
Purchase of businesses	(200)	—	—
Proceeds from sale of interests in businesses	2	18	—
Other	—	1	(1)

Net cash provided by (used for) investing activities	(305)	(59)	(76)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	(1)	(1)
Amounts drawn under the revolving credit facility	200	—	—
Repurchase of long-term debt	(1,219)	(1,872)	—
Principal payments on long-term debt	(7)	(8)	(6)
Proceeds from the issuance of long-term debt	1,509	1,750	—
Cash paid for debt issuance costs	(12)	(14)	—
Dividends paid to non-controlling interests	(126)	—	(51)
Cash proceeds from exercise of stock options	18	27	8
Purchase of treasury shares	(555)	(397)	(158)
Excess tax benefits from share-based compensation plans	1	1	—

Net cash provided by (used for) financing activities	(191)	(514)	(208)

Effect of changes in exchange rates on cash positions	12	(14)	1

Increase (decrease) in cash and cash equivalents	234	(153)	57
Cash and cash equivalents at beginning of period	1,335	1,488	2,435

Cash and cash equivalents at end of period	1,569	1,335	2,492

Net cash paid during the period for:
Interest	57	108	42
Income taxes	19	18	7

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	October 2, 2016	July 3, 2016	October 4, 2015
High Performance Mixed Signal (HPMS)	2,099	2,014	1,164
Standard Products	320	303	325

Product Revenue	2,419	2,317	1,489
Corporate and Other	50	48	33

Total Revenue	$2,469	$2,365	$1,522

HPMS Revenue	$2,099	$2,014	$1,164
Percent of Total Revenue	85.0%	85.2%	76.5%
HPMS segment GAAP gross profit	1,059	998	626
PPA effects	(63)	(64)	(1)
Restructuring	—	(10)	—
Stock based compensation	(10)	(9)	(2)
Other incidentals	—	—	1

HPMS segment non-GAAP gross profit	$1,132	$1,081	$628

HPMS segment GAAP gross margin	50.5%	49.6%	53.8%
HPMS segment non-GAAP gross margin	53.9%	53.7%	54.0%
HPMS segment GAAP operating profit	116	(56)	331
PPA effects	(428)	(501)	(14)
Restructuring	—	(39)	1
Stock based compensation	(72)	(73)	(28)
Other incidentals	—	13	1

HPMS segment non-GAAP operating profit	$616	$544	$371

HPMS segment GAAP operating margin	5.5%	-2.8%	28.4%
HPMS segment non-GAAP operating margin	29.3%	27.0%	31.9%

Standard Products Revenue	$320	$303	$325
Percent of Total Revenue	13.0%	12.8%	21.4%
Standard Products segment GAAP gross profit	123	97	108
PPA effects	—	—	—
Restructuring	—	—	(4)
Stock based compensation	—	(2)	(1)
Other incidentals	14	—	(2)

Standard Products segment non-GAAP gross profit	$109	$99	$115

Standard Products segment GAAP gross margin	38.4%	32.0%	33.2%
Standard Products segment non-GAAP gross margin	34.1%	32.7%	35.4%
Standard Products segment GAAP operating profit	85	52	56
PPA effects	—	(8)	(12)
Restructuring	—	—	(4)
Stock based compensation	(4)	(6)	(6)
Other incidentals	11	(3)	(2)

Standard Products segment non-GAAP operating profit	$78	$69	$80

Standard Products segment GAAP operating margin	26.6%	17.2%	17.2%
Standard Products segment non-GAAP operating margin	24.4%	22.8%	24.6%

Corporate and Other Revenue	$50	$48	$33
Percent of Total Revenue	2.0%	2.0%	2.1%
Corporate and Other segment GAAP gross profit	2	4	6
PPA effects	(1)	(2)	(2)
Restructuring	(3)	—	—
Stock based compensation	—	(1)	—
Other incidentals	—	4	3

Corporate and Other segment non-GAAP gross profit	$6	$3	$5

Corporate and Other segment GAAP gross margin	4.0%	8.3%	18.2%
Corporate and Other segment non-GAAP gross margin	12.0%	6.3%	15.2%
Corporate and Other segment GAAP operating profit	(27)	(22)	(12)
PPA effects	(4)	(5)	(6)
Restructuring	(3)	(1)	(1)
Stock based compensation	(1)	(1)	—
Merger-related costs	(14)	(11)	(3)
Other incidentals	(2)	3	—

Corporate and Other segment non-GAAP operating profit	$(3)	$(7)	$(2)

Corporate and Other segment GAAP operating margin	-54.0%	-45.8%	-36.4%
Corporate and Other segment non-GAAP operating margin	-6.0%	-14.6%	-6.1%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	October 2, 2016	July 3, 2016	October 4, 2015
Revenue	$2,469	$2,365	$1,522
GAAP Gross profit	$1,184	$1,099	$740
PPA effects	(64)	(66)	(3)
Restructuring	(3)	(10)	(4)
Stock Based Compensation	(10)	(12)	(3)
Other incidentals	14	4	2

Non-GAAP Gross profit	$1,247	$1,183	$748

GAAP Gross margin	48.0%	46.5%	48.6%
Non-GAAP Gross margin	50.5%	50.0%	49.1%
GAAP Research and development	$(379)	$(416)	$(178)
Restructuring	—	(32)	1
Stock based compensation	(29)	(30)	(7)
Other incidentals	—	1	—

Non-GAAP Research and development	$(350)	$(355)	$(172)

GAAP Selling, general and administrative	$(270)	$(283)	$(162)
PPA effects	(6)	(9)	—
Restructuring	—	2	(1)
Stock based compensation	(38)	(38)	(24)
Merger-related costs	(14)	(11)	(3)
Other incidentals	(5)	(5)	(3)

Non-GAAP Selling, general and administrative	$(207)	$(222)	$(131)

GAAP amortization of acquisition-related intangible assets	$(361)	$(436)	$(29)
PPA effects	(361)	(436)	(29)

Non-GAAP amortization of acquisition-related intangible assets	$—	$—	$—

GAAP Other income (expense)	$—	$10	$4
PPA effects	(1)	(3)	—
Other incidentals	—	13	—

Non-GAAP Other income (expense)	$1	$—	$4

GAAP Operating income (loss)	$174	$(26)	$375
PPA effects	(432)	(514)	(32)
Restructuring	(3)	(40)	(4)
Stock based compensation	(77)	(80)	(34)
Merger-related costs	(14)	(11)	(3)
Other incidentals	9	13	(1)

Non-GAAP Operating income (loss)	$691	$606	$449

GAAP Operating margin	7.0%	-1.1%	24.6%
Non-GAAP Operating margin	28.0%	25.6%	29.5%
GAAP Financial income (expense)	$(115)	$(126)	$16
PPA effects	—	3	—
Non-cash interest expense on convertible notes	(11)	(10)	(9)
Foreign exchange gain (loss)	(2)	(2)	6
Extinguishment on debt	(6)	(23)	—
Changes in fair value of warrant liability	—	—	67
Other financial expense	(9)	(6)	(4)

Non-GAAP Financial income (expense)	$(87)	$(88)	$(44)

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended
	October 2, 2016	July 3, 2016	October 4, 2015
Net Income (loss)	$108	$1	$379

Reconciling items to EBITDA
Financial (income) expense	115	126	(16)
(Benefit) provision for income taxes	(44)	(152)	15
Depreciation	146	165	58
Amortization	380	455	36

EBITDA	$705	$595	$472

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(5)	(1)	(3)
Restructuring 1)	3	39	4
Stock based compensation	77	80	34
Merger-related costs	14	11	3
Other incidental items 1)	6	(8)	4

Adjusted EBITDA	$800	$716	$514

Trailing twelve month adjusted EBITDA	$2,663	$2,377	$1,894

1) Excluding depreciation property, plant and equipment and amortization of software related to:

Restructuring	0	1	—
Other incidental items	(15)	(5)	(3)

($ in millions)	Three Months Ended
	October 2, 2016	July 3, 2016	October 4, 2015
Net cash provided by (used for) operating activities	$718	$434	$340

Net capital expenditures on property, plant and equipment	(98)	(71)	(74)

Non-GAAP free cash flow	$620	$363	$266
Non-GAAP free cash flow as a percent of Revenue	25%	15%	17%